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                             July 11, 2022

       Robert Lavan
       Executive Vice President and Chief Financial Officer
       Bally's Corp
       100 Westminster Street
       Providence, RI 02903

                                                        Re: Bally's Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2022
                                                            Filed May 5, 2022
                                                            File No. 001-38850

       Dear Robert Lavan:

              We have reviewed your May 26, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 19, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Adjusted EBITDA by Segment, page 47

   1. We note your response to our comment 1. More specifically, we note your description of the various costs that
are included in the adjustments that make up other, net. It appears that deal-related,
expansion and pre-opening expenses as well as costs related to pursuing sports betting, iGaming
and lottery access represent normal, recurring, cash operating expenses necessary to
operate your business. Please revise future filings to ensure these costs are not excluded
from adjusted EBITDA.
 Robert Lavan
Bally's Corp
July 11, 2022
Page 2



Form 10-Q for the Quarterly Period Ended March 31, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA and Adjusted EBITDAR by Segment, page 49

2. We note that Adjusted EBITDAR eliminates rent expense associated with triple net operating leases, which appears to be a normal, recurring, cash operating expense necessary to operate your business. Please tell us how you determined it was appropriate to exclude rent expense associated with triple net operating leases from this measure.
         Refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP
         Financial Measures.
       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameRobert Lavan                               Sincerely,
Comapany NameBally's Corp
                                                             Division of
Corporation Finance
July 11, 2022 Page 2                                         Office of Real
Estate & Construction
FirstName LastName